                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

         INFORMATION REQUIRED FOR SOLICITATIONS AND RECOMMENDATIONS IN
          CONNECTION WITH PROXY SOLICITATIONS COVERED BY THE 1934 ACT
                             REPORTING REQUIREMENTS

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             @ ENTERTAINMENT, INC.
                           (Name of Subject Company)

                             @ ENTERTAINMENT, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  045920 10 5
                     (CUSIP Number of Class of Securities)

                             ROBERT E. FOWLER, III
                            CHIEF EXECUTIVE OFFICER
                             @ ENTERTAINMENT, INC.
                              ONE COMMERCIAL PLAZA
                             HARTFORD, CONNECTICUT
                                 (860) 549-1674
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                   on behalf of the person filing statement)

                                    Copy to:
                                  MARC R. PAUL
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                          WASHINGTON, D.C. 20006-4078
                                 (202) 452-7034

    This Amendment No. 1 amends and supplements the Solicitation/Recommendations Statement on Schedule 14D-9, dated June 15, 1999 (the "Schedule 14D-9") with respect to the tender offer (the "Offer") by Bison Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of the Netherlands (the "Parent"), to purchase all of the issued and outstanding shares of common stock, value $.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    Item 8 is hereby amended to add at the end thereof the following:

    Paragraph (a) of Section 4--"The Solicitation or Recommendation--Reasons for the Recommendation" is hereby amended and restated in its entirety to read as follows:

    "(a) possible alternatives to the Offer and the Merger, including, without limitation, those resulting from the search for Potential Strategic Partners conducted by Goldman Sachs and continuing to operate the Company as an independent entity, and the risks associated therewith. In particular, in comparing the Offer and the Merger to the Consortium Proposal, the Board noted that the base price per share in the Consortium Proposal was lower than the Offer Price and the Consortium Proposal was subject to negotiation, further due diligence and other unspecified criteria, all of which caused the Board to conclude that the Consortium Proposal was at least as likely to receive no adjustment or a downward adjustment, either of which would lead to a definitive price per share lower than the Offer Price; that the Company had been unable to reach an agreement with Potential Joint Venture Partner, a member of the consortium, despite extensive negotiations; and that Parent and Purchaser were unlikely to keep their offer open for two weeks while the Company negotiated with the consortium;"

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    The response to Item 9 is hereby amended, and supplemented to add the following:

 EXHIBIT
 NUMBER    DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
(a)(5)     Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(6)     Form of letter to brokers, dealers, commercial banks, trust companies and other nominees

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                @ENTERTAINMENT, INC.

                                By:          /s/ ROBERT E. FOWLER, III
                                     -----------------------------------------
                                               Robert E. Fowler, III
                                              CHIEF EXECUTIVE OFFICER

June 25, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER     DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(5)     Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(6)     Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.